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                                                                       Exhibit 5


                        SPECIAL VALUE BOND FUND II, LLC
                      C/O TENNENBAUM CAPITAL PARTNERS, LLC
                    11100 SANTA MONICA BOULEVARD, SUITE 210
                         LOS ANGELES, CALIFORNIA 90025


December 4, 2003


VIA U.S. MAIL, EMAIL & FACSIMILE

Water Pik Technologies, Inc.
23 Corporate Plaza, Suite 246
Newport Beach, California  92660
Attn:  Richard D. Tipton

      Re:   Notice of Intention to Present Business at 2004 Annual Meeting

Dear Mr. Tipton:

      We are in receipt of your letter dated November 26, 2003 responding to our proposals for the 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") of Water Pik Technologies, Inc. (the "Corporation"). We are extremely disappointed with your decision to exclude Proposal 2 on procedural grounds. We intend by this letter to reaffirm our request that Proposal 1 be included in the Corporation's proxy statement and proxy card for the 2004 Annual Meeting, and to reemphasize our strong belief that Proposal 2 should be promptly acted upon by the Corporation's Board of Directors, whether at or prior to the 2004 Annual Meeting. As noted in our previous letter, we believe that anti-takeover defenses such as those implemented by the Corporation are not consistent with current good corporate governance principles. They serve to entrench management at the expense of the Corporation's stockholders, and contribute to a languishing stock price that does not fully reflect the intrinsic value of the Corporation. We hope and expect that the Board of Directors would not hide behind the technicalities of the proxy rules as a justification for failing to implement meaningful changes that are clearly in the best interests of the Corporation's stockholders. Especially since the Corporation's proxy statement for last year's annual meeting stated: "Our Board of Directors believes that sound governance practices and policies provide an important framework to assist them in fulfilling their duty to stockholders. . . . We are continuing to review our corporate governance policies and practices and are comparing them to the proposed new SEC and NYSE requirements and the practices of other public companies."

      As for the penultimate paragraph in your letter reserving the Corporation's right to object to the inclusion of Proposal 1 or Proposal 2 in the proxy statement and proxy card for the 2004 Annual Meeting on other grounds, we note that (1) the time period in which the Corporation could object to the inclusion of Proposal 1 or Proposal 2 on other eligibility or procedural grounds has expired under Rule 14a-8(f) (14 days after receipt of the proposals), and
(2) the substantive grounds set forth in Rule 14a-8(i) (e.g., the proposals are not proper under state law, the proposals would constitute a violation of law, the Corporation lacks the power to
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implement the proposals, etc.) clearly do not apply to a request for the
Corporation's Board of Directors to eliminate anti-takeover defenses such as contemplated by Proposal 1 and Proposal 2. We therefore fail to see any basis on which the Corporation could properly object to the inclusion of Proposal 1 or Proposal 2 on other grounds.

      It is inexcusable that the Corporation's handpicked Board formed by its former parent corporation is unwilling to submit itself to a vote by your current stockholders and, furthermore, is unwilling to adopt stockholder democracy provisions that are clearly best practice in today's environment. We enclose herewith a copy of a recent article by the governance scholar Professor Lucian Bebchuk in this regard.

      We would appreciate a response to this letter confirming that you intend to include Proposal 1 in the Corporation's proxy statement and proxy card for the 2004 Annual Meeting, and explaining how and when the Board of Directors intends to implement Proposal 2 or, in the alternative, how the Board can justify failing to do so. We believe the Corporation's stockholders deserve such an explanation.

                                    Sincerely,

                                    SPECIAL VALUE BOND FUND II, LLC

                                    By:   SVIM/MSM II, LLC
                                    Its:  Managing Member

                                    SVIM/MSM II, LLC

                                    By:   Tennenbaum & Co., LLC
                                    Its:  Managing Member

                                    TENNENBAUM & CO., LLC

                                    Each of the above by:


                                    /s/ Michael E. Tennenbaum
                                    -------------------------------------
                                    Name: Michael E. Tennenbaum
                                    Its:  Managing Member


cc: Institutional Shareholder Services